EXHIBIT 99(a)(1)(D)

To: [Name]

From: Lyris, Inc.

Date: [DATE]

Subject: Lyris Option Exchange Program — Final Reminder

Our records show you have not made an election to participate in the Lyris Option Exchange Program. This is our final reminder that the deadline of April 23, 2012 at 5:00p.m., Pacific Time, for you to elect to participate in the Lyris Option Exchange Program is less than one week away.

Participation in the program is voluntary. However, if you don’t respond by the deadline, any eligible options you hold will remain subject to their present terms and will not be exchanged.

Should you decide to participate in the program, please review the offering materials previously distributed to you and in the Schedule TO filed with the Securities and Exchange Commission on March 26, 2012. We encourage you to review the Schedule TO, including its exhibits and subsequent amendments if any, and the offering materials in their entirety before deciding to participate in the exchange program.

If you have any questions, about the program or request assistance with the program or for copies of your election form or any offering materials, please contact Global Shares by email at lyris@globalshares.com.